18001431

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8-48921

SEC Mail Processing Received

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/17 (MM/DD/YY) AND ENDING 12/31/17 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Higgins Capital Management, Inc.

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

2223 Avenida De La Playa, Suite 210
(No. and Street)

La Jolla	CA	92037
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Deborah M. Higgins — 858-459-2993
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Joseph Yafeh, CPA
(Name – *if individual, state last, first, middle name*)

11300 W. Olympic Blvd., Suite 875	Los Angeles	CA	90064
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, Deborah M. Higgins, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Higgins Capital Management, Inc., as of December 31, 20 17, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

None

Signature

President

Title

Notary Public (see attached jurat)

This report ** contains (check all applicable boxes):

- ☒ (a) Facing Page.
- ☒ (b) Statement of Financial Condition.
- ☒ (c) Statement of Income (Loss).
- ☒ (d) Statement of Changes in Financial Condition.
- ☒ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☒ (g) Computation of Net Capital.
- ☒ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☒ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

CALIFORNIA JURAT WITH AFFIANT STATEMENT **GOVERNMENT CODE § 8202**

☒ See Attached Document (Notary to cross out lines 1–6 below)
☐ See Statement Below (Lines 1–6 to be completed only by document signer[s], *not* Notary)

1 ______________________________
2 ______________________________
3 ______________________________
4 ______________________________
5 ______________________________
6 ______________________________ ______________________________

Signature of Document Signer No. 1 *Signature of Document Signer No. 2 (if any)*

A notary public or other officer completing this certificate verifies only the identity of the individual who signed the document to which this certificate is attached, and not the truthfulness, accuracy, or validity of that document.

State of California
County of SAN DIEGO

Subscribed and sworn to (or affirmed) before me on this 12 day of FEB, 2018, by
Date *Month* *Year*

(1) DEBORAH M. HIGGINS

(and (2) N/A),
Name(s) of Signer(s)

CHARLOTTE MITCHELL
Notary Public - California
San Diego County
Commission # 2226152
My Comm. Expires Feb 4, 2022

proved to me on the basis of satisfactory evidence to be the person(s) who appeared before me.

Signature Charlotte Mitchell
Signature of Notary Public

Seal
Place Notary Seal Above

OPTIONAL

Though this section is optional, completing this information can deter alteration of the document or fraudulent reattachment of this form to an unintended document.

Description of Attached Document

Title or Type of Document: FORM X-17A-5 Part III **Document Date:** 2/12/18

Number of Pages: 2 **Signer(s) Other Than Named Above:** —

Higgins Capital Management, Inc.

Report Pursuant to Rule 17a-5 (d)

Financial Statements

For the Year Ended December 31, 2017

Contents

Joseph Yafeh CPA, Inc.
A Professional Accounting Corporation
PCAOB Registered # 3346
11300 W. Olympic Blvd., Suite 875
Los Angeles CA 90064
310-477-8150 ~ Fax 310-477-8152

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors and Shareholders
of Higgins Capital Management, Inc.

Opinion on the Financial Statements

I have audited the accompanying statement of financial condition of Higgins Capital Management, Inc. as of December 31, 2017, the related statements of income, changes in shareholders' equity, and cash flows for the year then ended, and the related notes and schedules. In my opinion, the financial statements present fairly, in all material respects, the financial position of Higgins Capital Management, Inc. as of December 31, 2017, and the results of its operations and its cash flows for the year then ended in conformity with accounting principles generally accepted in the United States of America.

Basis for Opinion

These financial statements are the responsibility of Higgins Capital Management, Inc.'s management. My responsibility is to express an opinion on Higgins Capital Management, Inc.'s financial statements based on my audit. I am a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and am required to be independent with respect to Higgins Capital Management, Inc. in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

I conducted my audit in accordance with the standards of the PCAOB. Those standards require that I plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud. My audit included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. My audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. I believe that my audit provides a reasonable basis for my opinion.

Supplemental Information

The financial statement has been subjected to audit procedures performed in conjunction with the audit of Higgins Capital Management, Inc.'s financial statements. The supplemental information is the responsibility of Higgins Capital Management, Inc.'s management. My audit procedures included determining whether the supplemental information reconciles to the financial statements or the underlying accounting and other records, as applicable and performing procedures to test the completeness and accuracy of the information presented in the supplemental information. In forming my opinion on the supplemental information, I evaluated whether the supplemental information, including its form and content, is presented in conformity with 17 C.F.R. §240.17a-5. In my opinion, the financial statement is fairly stated, in all material respects, in relation to the financial statements as a whole.

Joseph Yafeh, CPA

I have served as Higgins Capital Management, Inc.'s auditor since 2007.
Los Angeles, California
February 26, 2018

Higgins Capital Managements, Inc.
Statement of Financial Condition
December 31, 2017

Assets

Cash in bank	$ 32,519
Cash in RBC	3,971
Commissions receivable	22,825
Clearing broker's deposit	50,000
Deposits - lease	1,885
Total Assets	$111,200

Liabilities and Stockholders' Equity

Liabilities	
Accounts payable	$ 5,560
Total Liabilities	5,560
Stockholders' Equity	
Common Stock - Authorized 1,000,000 Shares; issued and outstanding 10,000 shares at a stated value of $1.00 per share	10,000
Paid-in-capital	17,875
Retained earnings	77,765
Total Stockholders' Equity	$105,640
Total Liabilities and Stockholders' Equity	$111,200

See Accompanying Notes to the Financial Statements

Higgins Capital Managements, Inc.
Statement of Income/(Loss)
For the Year Ended December 31, 2017

Revenue:	
Commissions	$ 342,787
Other	18,972
Total Revenue	361,759
Realized loss	(2,779)
Operating Expense	
Automobile	$ 19,278
Clearing cost	54,142
Compliance	13,408
Information technology	42,798
Insurance	28,542
Legal & professional	16,376
Licenses and Fees	8,072
Marketing	14,873
Medical pay plan	12,420
Office expense	18,200
Payroll expenses	111,726
Rent	33,414
Taxes	35
Miscellaneous	150
Travel and entertainment	5,500
Total Operating Expenses	$ 378,934
Loss Before Income Taxes	(19,954)
Income Taxes	800
Net Loss	$ (20,754)

See Accompanying Notes to the Financial Statements

Higgins Capital Managements, Inc.
Statement of Stockholders' Equity
Year Ended December 31, 2017

	Shares Issued	Common Stock	Paid-In Capital	Retained Earnings	Stockholders' Equity
Balance December 31, 2016	10,000	$10,000	$17,875	$98,519	$126,394
Net Loss	—	—	—	$(20,754)	$ (20,754)
Balance December 31, 2017	10,000	$10,000	$17,875	$ 77,765	$ 105,640

See Accompanying Notes to the Financial Statements

Higgins Capital Managements, Inc.
Statement of Changes in Financial Condition
Year Ended December 31, 2017

Cash Flows from Operations:	
Net Loss	$ (20,754)
Depreciation	0
Commissions Receivable	(8,080)
Securities	2,625
Accounts Payable	(1,408)
Cash Flows Used by Operations	(27,617)
Acquisition Activities	0
Investing Activities	0
Decrease in Cash	(27,617)
Cash in Bank, beginning	64,107
Cash in Bank, ending	$ 36,490
Supplemental Data:	
Cash Paid for Interest	$ 0
Cash Paid for Income Tax	$ 800

See Accompanying Notes to the Financial Statements

Higgins Capital Management, Inc.
Notes to Financial Statements
December 31, 2017

Note 1 – Organization and Nature of Business

Higgins Capital Management, Inc., (the Company), was incorporated June 24, 1996 and approved as a broker-dealer by the NASD on February 18, 1997. The NASD and NYSE Member Regulation consolidated in 2007 to form the Financial Industry Regulatory Agency ("FINRA").

Note 2 – Significant Accounting Policies

Basis of Presentation – The Company conducts business on a fully disclosed basis. The Company does not hold customer funds and/or securities. The Company currently conducts several types of business as a securities broker-dealer, including:

- Broker or dealer retailing corporate equity securities over-the-counter
- Broker or dealer selling corporate debt securities
- U.S. government securities dealer
- U.S. government securities broker
- Municipal securities dealer
- Municipal securities broker
- Investment advisory services

Under its membership agreement with FINRA and pursuant to Rule 15c3 (k) (2) (ii), the Company conducts business on a fully disclosed basis and does not execute or clear securities transactions for customers. Accordingly, the Company is exempt from the requirement of Rule 15c3-3 under the Securities Exchange Act of 1934 pertaining to the possession or control of customer assets and reserve requirements.

Use of Estimates – The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Revenue Recognition–Commissions for Higgins Capital Management, Inc. on exchange listed equities are recognized the day of the trade and recorded by the clearing firm, RBC, on the books for Higgins Capital. Higgins Capital is paid by RBC based on settlement date.

Commissions (credit) for fixed income (other securities) are recognized the day of the trade and recorded by the clearing firm, RBC, on the books for Higgins Capital. Higgins Capital is paid based on settlement date.

Commissions for annuity and life insurance are recognized the day the annuity or insurance company wires the funds to Higgins Capital reflecting completion of the transaction and recorded on the books of Higgins Capital.

For accounts held at RBC, management fees are paid in advance, by automatically debiting client accounts at the 1st of each quarter.

For accounts held at TD Ameritrade, the management fee is invoiced to the customer at the beginning of each quarter, and then paid to Higgins Capital via TD Ameritrade.

Mutual fund commissions are recognized the day of the trade and recorded by the clearing firm, RBC, on the books for Higgins Capital. Higgins Capital is paid by RBC based on settlement date.

Mutual fund trails are recognized monthly by RBC on the books of Higgins Capital and paid by RBC at the end of each month based on settlement date.

Other revenue is a part of RBC's itemized clearing credits/costs and are either debited or credited by RBC at the end of each month and paid to Higgins Capital.

Income Taxes – The amount of current and deferred taxes payable or refundable is recognized as of the date of the financial statements, utilizing currently enacted tax laws and rates. Deferred tax expenses or benefits are recognized in the financial statements for the changes in deferred tax liabilities or assets between years.

The Company recognizes and measures its unrecognized tax benefits in accordance with FASB ASC 740, *Income Taxes*. Under that guidance the Company assesses the likelihood, based on their technical merit, that tax positions will be sustained upon examination based on the facts, circumstances and information available at the end of each period. The measurement of unrecognized tax benefits is adjusted when new information is available, or when an event occurs that requires a change.

Note 2 – Significant Accounting Policies (continued)

Income Taxes (continued)
The accounting principles generally accepted in the United States of America provides accounting and disclosure guidance about positions taken by an organization in its tax returns that might be uncertain. Management has considered its tax positions and believes that all of the positions taken by the Company in its Federal and State organization tax returns are more likely than not to be sustained upon examination. The Company is subject to examinations by U.S. Federal and State tax authorities from 2014 to the present, generally for three years after they are filed.

Depreciation – Depreciation is calculated on the accelerated method over estimated economic lives. Leasehold improvements are amortized over the lesser of the economic useful life of the improvement or the term of the lease. Property and equipment are carried at cost.

Statement of Changes in Financial Condition – The Company has defined cash equivalents as highly liquid investments, with original maturities of less than three months that are not held for sale in the ordinary course of business.

Note 3 - Fair Value

FASB ASC 820 defines fair value, establishes a framework for measuring fair value, and establishes a fair value hierarchy which prioritizes the inputs to valuation techniques. Fair value is the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date. A fair value measurement assumes that the transaction to sell the asset or transfer the liability occurs in the principal market for the asset or liability or, in the absence of a principal market, the most advantageous market. Valuation techniques that are consistent with the market, income or cost approach, as specified by FASB ASC 820, are used to measure fair value.

The fair value hierarchy prioritizes the inputs to valuation techniques used to measure fair value into three broad levels:

- Level 1 inputs are quoted prices (unadjusted) in active markets for identical assets or liabilities the Company has the ability to access.

- Level 2 inputs are inputs (other than quoted prices included within level 1) that are observable for the asset or liability, either directly or indirectly.

- Level 3 inputs are unobservable inputs for the asset or liability and rely on management's own assumptions about the assumptions that market participants would use in pricing the asset or liability. (The unobservable inputs should be developed based on the best information available in the circumstances and may include the Company's own data.)

Note 3 - Fair Value (continued)

The following table presents the Company's fair value hierarchy for those assets and liabilities measured at fair value on a recurring basis as of December 31, 2017.

Fair Value Measurements on a Recurring Basis
As of December 31, 2017

	Level 1	Level 2	Level 3	Total
Cash	$36,490	$ -	$ -	$36,490
Clearing Deposit	50,000			50,000
	$86,490	$ -	$ -	$86,490

Note 4 – Receivable From and Payable to Broker-Dealers and Clearing Organizations

Amounts receivable from and payable to broker-dealers and clearing organizations at December 31, 2017, consist of the following:

	Receivable	**Payable**
Fees and commissions receivable/payable	$22,825	$ 0

Note 5 - Concentration of Credit Risk

The Company is engaged in various trading and brokerage activities in which counter-parties primarily include broker-dealers, banks, and other financial institutions. In the event counter-parties do not fulfill their obligations, the Company may be exposed to risk. The risk of default depends on the creditworthiness of the counter-party or issuer of the instrument. It is the Company's policy to review, as necessary, the credit standing of each counter-party.

Note 6 – Net Capital Requirements

The Company is subject to the Securities and Exchange Commission Uniform Net Capital Rule (SEC rule 5c3-1) which requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1. Net capital and aggregate indebtedness change day by day, but on December 31, 2017, the Company had net capital of $103,755 which was $98,755 in excess of its required net capital requirement of $5,000. The Company's ratio of aggregate indebtedness, $5,560 to net capital was 5.36%.

Note 7 – Provision for Income Taxes

The Company files its Federal tax return on the cash basis. There are no Federal and state taxes owed. The provision for income taxes for the year consists of the following:

Federal	$ 0
State – Minimum tax	800
	$800

Note 8 – Deposit – Clearing Organization

The Company is registered under SEC Rule 15c3-3(k) (2) (ii) which provides that all the funds and securities belonging to the Company's customers are handled by a correspondent broker-dealer. The Company has a clearing agreement with RBC Dain Rauscher. The Company's deposits are as follows:

Cash	$50,000

Note 9 – Commitments

The Company has a three-year extended lease. Future lease payments are:

2018	29,344
2019	29,344
2020	29,344
2021	7,336
	$95,368

Note 10 – Exemption from the SEC Rule 15c3-3

The Company is an introducing broker-dealer that clears all transactions with and for customers on a fully disclosed basis with an independent securities clearing company and promptly transmits all customer funds and securities to the clearing company, which carries all of the accounts of such customers and maintains and preserves such books and records pertaining thereto pursuant to the requirements of the SEC Rule 17a-3 and 17a-4, as are customarily made and kept by a clearing broker or dealer

Note 11 -- SIPC Supplementary Report Requirement

During the year ended December 31, 2017, SIPC reduced its member's assessment to 0.0015 of each member's securities business total revenue. The Company is not required to complete the SIPC Supplementary Report under SEC Rule 17a-5(e) (4) for fiscal year ending December 31, 2017 because the Company's SIPC Net Operating Revenues are under $500,000.

Note 12 – Subsequent Events

Management has reviewed the results of operations for the period of time from its year end December 31, 2017 through February 26, 2018, the date the financial statements were available to be issued, and has determined that no adjustments are necessary to the amounts reported in the accompanying combined financial statements nor have any subsequent events occurred, the nature of which would require disclosure.

Higgins Capital Management, Inc.
Schedule I
Computation of New Capital Requirements Pursuant
To Rule 15c3-1
December 31, 2017

Computation of Net Capital	
Total stockholders' equity from statement of financial condition	$105,640
Less: Non allowable assets - Page 13	(1,885)
Net Capital	$103,755
Computation of Net Capital Requirements	
Minimum net capital required 6-2/3 of total liabilities	$ 371
Minimum dollar net capital required	$ 5,000
Net Capital required greater of above amounts	$ 5,000
Excess Capital	$ 98,755
Excess net capital at 1000% (net capital) less 10% of aggregate indebtedness	$103,199
Computation of Aggregate Indebtedness	
Total liabilities (from Statement of Financial Condition)	$ 5,560
Percentage of aggregate indebtedness to net capital	5.36%
Percentage of debt to equity to total Computed in accordance with Rule 15c3-1(d)	N/A

Reconciliation

The following is a reconciliation as of December 31, 2017 of the above net capital computation with the Company's corresponding unaudited computation pursuant to Rule 179-5(d)(4).

Net capital unaudited	$103,755
Net capital audited	$103,755

See Accompanying Notes to Financial Statements

Higgins Capital Management, Inc.
Schedule I
Computation of Net Capital Requirements Pursuant
To Rule 15c3-1
December 31, 2017

Schedule for Non-Allowable Assets

Deposit - Lease	$ 1,885
	$ 1,885

See Accompanying Notes to the Financial Statements

Higgins Capital Management, Inc.
Schedule II – Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3
As of December 31, 2017

A computation of reserve requirement is not applicable to Higgins Capital Management, Inc. as the Company qualifies for exemption under Rule 15c3-3 (k) (2) (ii).

Higgins Capital Managements, Inc.
Schedule III – Information Relating to Possession or Control
Requirements under Rule 15c3-3
As of December 31, 2017

Information relating to possession or control requirements is not applicable to Higgins Capital Management, Inc. as the Company qualifies for exemption under Rule 15c3-3 (k) (2) (ii).

Joseph Yafeh CPA, Inc.
A Professional Accounting Corporation
PCAOB Registered # 3346
11300 W. Olympic Blvd., Suite 875
Los Angeles CA 90064
310-477-8150 ~ Fax 310-477-8152

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM
EXEMPTION REPORT REVIEW

To the Board of Directors and Shareholders
of Higgins Capital Management, Inc.

I have reviewed management's statements, included in the accompanying Exemption Report Review, in which (1) Higgins Capital Management, Inc. identified the following provisions of 17 C.F.R. §15c3-3(k) under which Higgins Capital Management, Inc. claimed an exemption from 17 C.F.R. §240.15c3-3: (2)(ii) (the "exemption provisions") and (2) Higgins Capital Management, Inc. stated that Higgins Capital Management, Inc. met the identified exemption provisions throughout the most recent fiscal year without exception. Higgins Capital Management, Inc.'s management is responsible for compliance with the exemption provisions and its statements.

My review was conducted in accordance with the standards of the Public Company Accounting Oversight Board (United States) and, accordingly, included inquiries and other required procedures to obtain evidence about Higgins Capital Management, Inc.'s compliance with the exemption provisions. A review is substantially less in scope than an examination, the objective of which is the expression of an opinion on management's statements. Accordingly, I do not express such an opinion.

Based on my review, I am not aware of any material modifications that should be made to management's statements referred to above for them to be fairly stated, in all material respects, based on the provisions set forth in paragraph (k)(2)(ii) of Rule 15c3-3 under the Securities Exchange Act of 1934.

Joseph Yafeh, CPA

Los Angeles, California
February 26, 2018

HIGGINS CAPITAL
MANAGEMENT, INC.
We Quarterback Money®

Exemption Request Form

January 2, 2018

Joseph Yafeh, CPA
11300 W. Olympic Blvd, Suite 875
Los Angeles, CA 90064

Re: SEA Rule 17a-5(d) (4) Exemption Report

Dear Mr. Yafeh:

Pursuant to the referenced rule, the following information is provided.

Under its membership agreement with FINRA and pursuant to Rule 15c3-3(k), the Company conducts business on a fully disclosed basis and does not execute or clear securities transactions for customers.

Higgins Capital Management, Inc. met the Section 240.15c3-3(k)(2)(ii) exemption for the period January 1, 2017 through December 31, 2017.

Sincerely,

Deborah M Higgins
President
Higgins Capital Management, Inc.